Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 11, 2011, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by Jefferies & Company, the Dealer Manager, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

EPICOR SOFTWARE CORPORATION

at

$12.50 Net Per Share

by

ELEMENT MERGER SUB, INC.

a direct wholly-owned subsidiary of

EAGLE PARENT, INC.

wholly owned by funds advised by

APAX PARTNERS, L.P. AND APAX PARTNERS LLP

Element Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Eagle Parent, Inc., a Delaware corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Epicor Software Corporation, a Delaware corporation (“Epicor”), at a price of $12.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2011 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Parent is wholly owned by Apax US VII, L.P., a Cayman Islands exempted limited partnership, and Apax Europe VII–A, L.P., Apax Europe VII–B, L.P. and Apax Europe VII–1, L.P., each constituted under English limited partnership law. Apax US VII, L.P. is advised by Apax Partners, L.P, a limited partnership organized under the laws of the State of Delaware. Apax Europe VII–A, L.P., Apax Europe VII–B, L.P. and Apax Europe VII-1, L.P. are managed by Apax Partners Europe Managers Limited, a company constituted under English company law, which is advised by Apax Partners LLP, a partnership constituted under English limited liability partnership law. Tendering stockholders who have Shares registered in their names and who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, LOS ANGELES TIME, ON FRIDAY, MAY 6, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 4, 2011, by and among Parent, Purchaser and Epicor (as may be amended, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, after consummation of the Offer, and in any event, the satisfaction or waiver of certain conditions, Purchaser will merge with and into Epicor (the “Merger”), with Epicor continuing as the surviving corporation in the Merger and becoming a direct wholly-owned subsidiary of Parent. In the Merger, each issued and outstanding Share (other than (a) Shares owned by Parent, Purchaser or Epicor, (b) Shares owned by any stockholder of Epicor who is entitled to and properly exercises appraisal rights under Section 262 of the Delaware General Corporation Law and (c) Shares owned by certain stockholders of Epicor that are subject to Non-Tender and Support Agreements among Parent, Purchaser and such stockholders (the “Support Agreement Shares”)) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the Offer Price payable upon the surrender of the certificate formerly representing such Share. As a result of the Merger, Epicor will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered and not validly withdrawn prior to the Expiration Date (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered pursuant to such guarantees), a number of Shares which, when added to the Shares owned by Parent and its affiliates, would represent at least 74.51% of the Shares outstanding as of the expiration of the Offer less the number of Support Agreement Shares (the “Minimum Tender Condition”); (b) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”); (c) the receipt of proceeds by Parent under a debt commitment letter from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada (or the receipt of alternative financing from alternative sources on terms and conditions that are not less favorable, in the aggregate, to Parent and Purchaser), or the receipt of a definitive and irrevocable confirmation from such financing sources (or alternative financing sources) that all of the financing (or alternative financing) will be available at the consummation of the Offer on the terms and conditions set forth in such debt commitment letter, as determined in the reasonable judgment of Parent (the “Financing Proceeds Condition”); (d) the accuracy (subject to materiality and material adverse effect qualifications) of Epicor’s representations and warranties set forth in the Merger Agreement, including that since

December 31, 2010, there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Offer to Purchase); (e) in the event that the exercise of the Top-Up Option (as defined below) is necessary to ensure that Parent or Purchaser owns at least 90% of the outstanding Shares immediately after the consummation of the Offer, that there shall not exist under applicable law or other legal requirement any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up Option, or the Shares issuable upon exercise of the Top-Up Option together with the Shares validly tendered in the Offer and not properly withdrawn and the Support Agreement Shares shall be sufficient for Purchaser to own at least 90% of the outstanding Shares; (f) the satisfaction or waiver of certain conditions set forth in the Agreement and Plan of Merger, dated as of April 4, 2011 (as may be amended, restated or otherwise modified from time to time, the “Activant Merger Agreement”), by and among Parent, Sun5 Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Activant Merger Sub”), Activant Group Inc., a Delaware Corporation (“Activant”) and Hellman & Friedman Capital Partners V, L.P., a Delaware limited partnership, solely in its capacity as agent and attorney-in-fact for Activant’s stockholders and optionholders, including (i) the accuracy (subject to materiality and material adverse effect qualifications) of Activant’s representations and warranties set forth in the Activant Merger Agreement, including that since September 30, 2010, there has not been any effect, event, change, occurrence or circumstance that, individually or in the aggregate, has had or reasonably would be expected to have an Activant Material Adverse Effect (as defined in the Offer to Purchase), (ii) Activant’s compliance in all material respects with its covenants set forth in the Activant Merger Agreement, (iii) the absence of certain legal impediments to the merger contemplated by the Activant Merger Agreement and (iv) the expiration or termination of applicable waiting periods (or any extensions thereof) under the HSR Act applicable to the transactions contemplated by the Activant Merger Agreement; and (g) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions described in the Offer to Purchase.

After careful consideration, the board of directors of Epicor has unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer, and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Epicor. THE BOARD OF DIRECTORS OF EPICOR UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF EPICOR ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER AND, IF NECESSARY, VOTE THEIR SHARES IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT.

Epicor has granted to Purchaser an irrevocable option (the “Top-Up Option”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from Epicor the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Purchaser following consummation of the Offer (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered prior to the exercise of the Top-Up Option, and including the Support Agreement Shares), constitutes one Share more than 90% of the then outstanding Shares. If Parent, Purchaser and any of their respective affiliates acquire more than 90% of the outstanding Shares, including through exercise of the Top-Up Option and the

Support Agreement Shares, each of Parent, Purchaser and Epicor will take all necessary and appropriate action to cause the Merger to become effective, on the same date and immediately following the consummation of the Offer, as a short-form merger under Section 253 of the General Corporation Law of the State of Delaware without action of the stockholders of Epicor.

Subject to the provisions of the Merger Agreement, the Activant Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”), Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of Epicor and Activant). The Merger Agreement provides that Purchaser will extend the Offer (a) for one or more occasions, in consecutive increments of up to five business days (or such longer period as Parent, Purchaser, Epicor and Activant may agree), if at any then-scheduled Expiration Date, the applicable waiting periods (or any extensions thereof) under the HSR Act have not expired or otherwise been terminated, or such condition has not been waived, or (b) on one occasion for five business days, if at any then-scheduled Expiration Date, any condition of the Offer is not satisfied and if requested by Epicor in writing; provided, however, that the maximum number of days that the Offer may be extended under clause (a) or (b) is twenty business days. In addition, Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer, but in no event will Purchaser be required to extend the Offer beyond October 4, 2011 or, if earlier, the date that is five business days following the later of (i) either the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Epicor in connection with the adoption of the Merger Agreement or the first date following the tenth calendar day following the filing of the preliminary proxy statement if the SEC has not informed Epicor that it intends to review the proxy statement and (b) May 4, 2010. Purchaser expressly reserves the right to provide for one or more subsequent offering periods following the Expiration Date (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to the prior consent of Epicor and Activant. During a Subsequent Offering Period, Epicor stockholders may tender any Shares not tendered in the Offer and receive the Offer Price; however, Shares tendered during a Subsequent Offering Period, if any, may not be withdrawn.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to the Purchaser in the Offer and not withdrawn prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after June 10, 2011 which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this announcement. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and its determination will be final and binding. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Epicor has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Epicor’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a holder of Shares in exchange for such Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger generally will be a taxable transaction for United States federal income tax purposes. In general, a United States holder of Shares will recognize gain or loss for United States federal income tax purposes equal to the difference between (i) the amount of cash received pursuant to the Offer or the Merger and (ii) its adjusted tax basis in the Shares exchanged therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its own tax advisor about the particular tax consequences to such holder of exchanging Shares in the Offer, during a Subsequent Offering Period or pursuant to the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer is:

BNY MELLON SHAREOWNER SERVICES

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier:
(For Eligible Institutions Only)

BNY Mellon Shareowner Services Corporate Action Department P.O. Box 3301 South Hackensack, NJ 07606	(201) 680-4626 Confirm Facsimile by Telephone: (201) 680-4860 (For Confirmation Only)	BNY Mellon Shareowner Services Corporate Action Department 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

The Information Agent for the Offer is:

BNY Mellon Shareowner Services

480 Washington Blvd., 27th Floor

Jersey City, NJ 07310

Toll-Free: (866) 401-4895

Call Collect: (201) 680-6579

The Dealer Manager for the Offer is:

Jefferies & Company, Inc.

520 Madison Avenue

New York, NY 10022

(781) 522-8440

April 11, 2011